Interbrew

THE WORLD'S LOCAL BREWER

03 SEP 25 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

03032220

By courier

Leuven, 18 September 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

dlw 9/29

Enclosure: press release

PRESS RELEASE

Strategic Partnership with "Spaten" makes Interbrew number one in Germany

Brussels, 18 September, 2003

Interbrew, *The World's Local Brewer©*, today announces a strategic partnership with Gabriel Sedlmayr Spaten-Franziskaner Bräu KGaA ("Spaten"), which will combine Spaten's beer business with Interbrew Deutschland. The combination will create the largest brewery group in Germany with 15.6 million hectolitres production volumes and an 11% share of the German beer market. The transaction is subject to shareholders' and regulatory authorities' approval and is expected to close in the second half of 2004.

Strategic rationale

Germany is a key strategic market. It is Europe's largest beer market and it is consolidating. Interbrew's aim is to be market leader – in particular market value leader with a balanced portfolio of outstanding brands. Since its entry into Germany in 2001, Interbrew has built its position to be number two with an 8% market share. It has outperformed market growth, lifted margins and raised the return on its invested capital. Interbrew Deutschland's leading brands include Beck's, Hasseröder and Diebels. It has breweries at Bremen, Issum, Hannover, Braunschweig and Wernigerode and a national sales, marketing and distribution structure.

While Interbrew Deutschland has a strong brand portfolio, modern breweries and a high quality national distribution network, there are two areas it needs to reinforce: presence in the fast growing Weissbier segment, and greater strength in South Germany. Combining Spaten's brewing interests with Interbrew Deutschland fills these gaps and provides a powerful platform for additional cross-selling, top line volume growth and further margin improvement.

Headquartered in Munich and tracing its origins back to 1363, Spaten is the leading brewer in Bavaria and Dinkelacker-Schwaben Bräu AG ("Dinkelacker") in Stuttgart is a leading brewer in Baden-Württemberg. They have a strong set of brands, including Franziskaner, a premium Weissbier; Spaten and Löwenbräu, two leading Bavarian "Helles" lager brands; and Dinkelacker, a leading lager in Baden-Württemberg. They have breweries in Munich, Stuttgart and Zwickau and strong regional sales, marketing and distribution structures.

Spaten's and Dinkelacker's brands are leaders in Bavaria and Baden-Württemberg, with market shares of around 11% and 10% respectively. They also reach nationally, especially Franziskaner and Löwenbräu, which have national presence and significant international potential. Franziskaner is growing its sales by 6% a year, twice the rate of the Weissbier segment.

The combination with Spaten means that Interbrew Deutschland will now have leading representation in the six key segments of the German beer market: national premium lagers, national specialities, national core lagers, regional core lagers, regional specialities, and beer-mix.

Spaten's future strategic direction

As well as its brewing operations, Spaten has a substantial real estate business, and it has decided to focus the group in future increasingly on real estate. The strategic partnership with Interbrew enables Spaten to transition from brewing and place its brewing operations with a group whose international scale and complementary German portfolio enables Spaten's brands to reach their full potential.

Spaten is a publicly listed company, quoted on the Munich, Stuttgart and Frankfurt stock exchanges, with 88% of its shares family owned. For its financial year to end September 2003, Spaten's brewing interests, including Dinkelacker, have estimated proforma combined turnover of €357 million and combined production volumes of 4.9 million hectolitres and proforma combined EBITDA of €53.6 million.

The Transaction

The transaction is supported by all the family shareholders: the Sedlmayr, Haindl and von Finck families for Spaten and the Dinkelacker and Leicht families for Dinkelacker.

The transaction structure facilitates the effective integration of Spaten with Interbrew Deutschland and enables Spaten's desired transition into a pure real estate business.

The transaction will be executed in three steps:

- Spaten will spin-off the Spaten-Franziskaner brewing activities into a separate legal entity.
- These activities, plus Löwenbräu brewing, will be contributed to Interbrew Deutschland in exchange for a 13% share in the enlarged equity of Interbrew Deutschland.
- Brauerei Beck & Co (Interbrew Deutschland) will acquire the Dinkelacker-Schwaben Bräu business.

The transaction values the combined Spaten and Dinkelacker beer interests at an enterprise value of €477 million (equity value €522 million; €45 million net cash) which is a multiple of 8.9x the 2003 EBITDA estimate for the brewery group. Based on 2004 performance thresholds for Spaten, an additional future payment of up to €56 million may be triggered, leading to an enterprise value of up to €533 million with a comparable estimated EBITDA multiple, assuming the performance targets are fully met.

In addition, Sedlmayr Treuhandgesellschaft, owned by the Sedlmayr family, has announced it is acquiring the von Finck family's shareholding in Spaten. Interbrew has agreed to acquire up to 100,000 shares, equivalent to some 29% of the issued limited share capital of Spaten for a consideration of up to €200 million. This is expected to take place in March next year. Thereafter, Interbrew will retain these shares for up to 18 months. During this period, the return for Interbrew on this element of the agreement makes it EPS neutral.

Commenting, John Brock, CEO of Interbrew said : "This is the right deal, at the right price in a key market. Germany is the third largest beer market in the world and it is consolidating. Since 2001 Interbrew has built a leading presence in this market with progressively increasing volumes, margins and return on capital. With this transaction, we strongly expand and reinforce our position, become the market leader, enter the important Weissbeer segment and create further significant growth synergies. It meets all the criteria we have set for ourselves for value creating acquisitions."

Dr. Jobst Kayser-Eichberg, CEO of Spaten said, "Spaten has taken the fundamental strategic decision to increasingly focus in future on its property investment and development business. Key to enabling us to take this step has been to find the best new parent to cherish and develop our leading beer-business. Interbrew has the ideal culture, global scale and complementarity of position in Germany. I am absolutely confident that Spaten's brands will flourish through this partnership, thereby also benefiting Munich and the wider Bavarian communities."

Wolfgang Dinkelacker, CEO of Dinkelacker, added, "The alliance with Interbrew is a win for all parties involved including the Stuttgart community. We have found a good home for our brands within the leading German brewery group. We look forward to a long term, successful relationship."

Interbrew has been advised in this transaction by Lazard and BNP Paribas.

There will be a press conference hosted by John Brock, CEO of Interbrew and Dr. Jobst Kayser-Eichberg, CEO of Spaten at 14.00 CET time at Spaten-Franziskaner-Bräu, Marstrasse 46, 80335, Munich.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a net turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Interbrew

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Citigate Dewe Rogerson

Tel: +44 (0) 207 638 9571
Anthony Carlisle — Mobile: +44 (0) 7973 611 888
Sue Pemberton — Mobile: +44 (0) 07779 572 711
Alexandra Scrimgeour — Mobile: +44 (0) 7973 116 834
Elisabeth Ramelsberger — Mobile: +49 (0) 211 57 75 913